07007906

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

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BB 8/15

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67196

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 2 2007 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/05/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RiverSource Distributors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey P. Fox **(612) 671-6741**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PA 8/24

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RiverSource Distributors, Inc., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey P. Fox
Signature

Chief Financial Officer
Title

Kathleen A Pendroy
Notary Public

KATHLEEN A. PENDROY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

RiverSource Distributors, Inc.
Period From July 5, 2006 (Date of Organization) to December 31, 2006
With Report and Supplementary Report of Independent Registered
Public Accounting Firm

RiverSource Distributors, Inc.

Financial Statements and Supplemental Information

Period From July 5, 2006 (Date of Organization) to December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
RiverSource Distributors, Inc.

We have audited the accompanying statement of financial condition of RiverSource Distributors, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from July 5, 2006 (date of organization) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverSource Distributors, Inc. at December 31, 2006, and the results of its operations and its cash flows for the period from July 5, 2006 (date of organization) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

These financial statements have been restated for the correction of a misclassification of an offshore cash sweep account as an allowable asset for purposes of the Company's December 31, 2006, net capital calculation as prepared in accordance with SEC Rule 15c3-1.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 15, 2007

RiverSource Distributors, Inc.

Statement of Financial Condition
(In Thousands, Except Share Amounts)

December 31, 2006

		Restated
Assets		
Other assets	$	1,326
Receivables from affiliates		251
Total assets	$	1,577
Liabilities and stockholder's equity		
Payables to affiliates	$	183
Checks outstanding		14
Total liabilities		197
Stockholder's equity:		
Common stock, $0.01 par value:		
Authorized shares – 100		
Issued and outstanding shares – 100		–
Additional paid-in capital		1,500
Retained earnings		(120)
Total stockholder's equity		1,380
Total liabilities and stockholder's equity	$	1,577

See accompanying notes.

RiverSource Distributors, Inc.

Statement of Operations

(In Thousands)

Period From July 5, 2006 (Date of Organization) to December 31, 2006

	Restated
Revenues	
Interest income	$ 3
Total revenues	3
Expenses	
Professional fees	149
Employee compensation and benefits	21
Memberships and dues	6
Other expenses	11
Total expenses	187
Loss before income taxes	(184)
Income tax benefit	64
Net loss	$ (120)

See accompanying notes.

RiverSource Distributors, Inc.

Statement of Changes in Stockholder's Equity

(In Thousands, Except Share Data)

Period From July 5, 2006 (Date of Organization) to December 31, 2006

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at July 5, 2006 (Date of organization)	–	$ –	$ –	$ –	$ –
Purchase of common stock by Parent	100	–	–	–	–
Capital contribution	–	–	1,500	–	1,500
Net loss	–	–	–	(120)	(120)
Balance at December 31, 2006	100	$ –	$ 1,500	$ (120)	$ 1,380

See accompanying notes.

RiverSource Distributors, Inc.

Statement of Cash Flows
(In Thousands)

Period From July 5, 2006 (Date of Organization) to December 31, 2006

Operating activities		
Net loss	$	(120)
Adjustments to reconcile net loss to cash used in operating activities:		
Other, net		(1,312)
Receivables from affiliates		(251)
Payables to affiliates		183
Cash used in operating activities		(1,500)
Financing activities		
Contributions from Parent		1,500
Cash provided by financing activities		1,500
Net change in cash and cash equivalents		–
Cash and cash equivalents at beginning of year		–
Cash and cash equivalents at end of year	$	–

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial Inc. (the Parent). Organized on July 5, 2006, the Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company was created to provide distinct underwriting and distribution services for financial products of affiliated companies, including the RiverSource Funds and RiverSource Variable Insurance Products.

The Company clears all transactions with an affiliated broker, American Enterprise Investment Services, Inc. (AEIS).

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant Accounting Policies

The significant accounting policies of the Company are summarized as follows:

Other Assets: This represents an offshore overnight sweep bank option that, for net capital purposes, is classified as a nonallowable asset.

(In Thousands)

2. Related-Party Transactions

The Company is allocated certain administrative expenses by the Parent on a prorated basis. These allocated expenses were $3 for 2006 and are included in other expenses in the statement of operations.

3. Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of January 1, 2007. The effect of adopting FIN 48 on the Company's consolidated results of operations and financial condition was not material.

4. Net Capital Requirements (Restated)

The Company is subject to the net capital requirements of the NASD and the uniform net capital requirements of the SEC under Rule 15c3-1. The NASD and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2006, the Company had a net capital deficit of $(1,194), which was $(1,217) below the amount required to be maintained.

The Company reported net capital of $132 in its original December 31, 2006, FOCUS Part IIA report, which was $109 in excess of the amount required to be maintained. In May 2007, in the course of responding to NASD inquiries, it was discovered that the Company reported as an allowable asset in its December 31, 2006, FOCUS Part IIA report, $1,326 of funds directed to an offshore Cayman Islands sweep account. According to New York Stock Exchange Interpretation Memo No. 06-5, dated June 28, 2006, the Cayman Islands are not considered to be a major money market, and the sweep account funds should have been classified as a nonallowable asset. The Company promptly filed an SEC Rule 17a-11 notice on May 16, 2007, reporting the capital deficiency for the applicable periods during which the offshore sweep option was employed. The cash sweep account was a short-term arrangement that was terminated during April 2007 and replaced with a cash management account that is properly allowable for purposes of the Company's net capital computation. On the December 31, 2006, statement of financial condition, the Company has reclassified the $1,326 nonallowable asset to other assets.

5. Income Taxes

The Company files a consolidated income tax return with the Parent. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a receivable from the Parent for federal income taxes of $64 at December 31, 2006.

Supplemental Information

RiverSource Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

(In Thousands)

December 31, 2006

Stockholder's equity	$	1,380
Fidelity bond deduction		997
Total capital		383
Deductions:		
Change in other assets		1,326
Receivables from affiliates		251
Net capital deficit		(1,194)
Alternative net capital requirement:		
Minimum net capital requirement		23
Net capital deficit	$	(1,217)
Minimum net capital:		
Total liabilities	$	104
Intercompany receivable/payable adjustment		79
Aggregate debt	$	183
12 1/2% minimum net capital in first year	$	23
Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2006:		
Net capital, as reported in Company's initial Part IIA (unaudited) FOCUS report	$	132
Nonallowable asset previously reported as allowable		(1,326)
Net capital deficit per above, as amended and filed on May 29, 2007	$	(1,194)

There are no material differences between the amounts presented above and the amounts presented in the Company's amended December 31, 2006, unaudited FOCUS Part IIA reports.

RiverSource Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) of that rule.

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors and Stockholder
RiverSource Distributors, Inc.

In planning and performing our audit of the financial statements of RiverSource Distributors, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. The following deficiency in internal control was identified that we consider to be a material inadequacy, as defined above. This deficiency was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this deficiency does not affect our report on the financial statements of the Company dated July 15, 2007. The Company classified a nonallowable cash sweep account balance at December 31, 2006, as an allowable asset for purposes of its net capital computation. The correct classification of this cash sweep balance as a nonallowable asset causes a net capital deficit. The cash sweep arrangement has since been terminated and replaced with a cash management account that is properly allowable for purposes of the Company's net capital computation.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 15, 2007

END